Exhibit 99.1

[KINROSS GOLD CORPORATION LOGO]

TSX SYMBOL: K
NYSE SYMBOL: KGC

Kinross Gold Records Strong Second Quarter Results; Production Increases 14%

TORONTO, ONTARIO--(CCNMatthews - Aug. 1, 2007) - Kinross Gold Corporation (TSX:K)(NYSE:KGC) ("Kinross", "Kinross Gold" or the "Company"), today announced its unaudited results for the three and six months ended June 30, 2007.

(This news release contains forward looking information that is subject to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 14 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Second Quarter Highlights

- Production was 439,783 gold equivalent ounces in the second quarter of 2007, 14% above the second quarter of 2006 and the Company is on track to meet full-year guidance for 2007 of approximately 1.65 million gold equivalent ounces.

- Revenue was $290.1 million in the second quarter, a 15% increase over the same period last year, and the average realized gold price was $662 per ounce sold.

- Cost of sales per ounce(1) was $348 in the second quarter of 2007 on sales of 438,549 gold equivalent ounces compared with cost of sales per ounce of $311 on sales of 403,507 gold equivalent ounces in the second quarter of 2006 and the Company is on track to meet its full-year guidance of $330 - $340 per ounce. Cost of sales per ounce would have been $332 before factoring in the impact of fair value accounting on the acquired bullion inventory of the Bema properties.

- Net earnings for the second quarter were $53.0 million, or $0.09 per share, compared with net earnings of $65.6 million, or $0.19 per share, in the same period last year.

- Cash flow from operating activities was $94.5 million in the second quarter of 2007 compared to $94.9 million for the corresponding period in 2006. The cash position was $244.4 million at June 30, 2007 compared to $154.1 million at December 31, 2006 and total debt was $460.1 million at June 30, 2007 compared to $89.9 million at December 31, 2006.

- Capital expenditures totaled $161.3 million in the second quarter, primarily at the Paracatu expansion, Kupol and Kettle River - Buckhorn projects. Capital expenditures for 2007, including the assets acquired in the Bema transaction, are expected to be $660 million, an increase of $210 million from previous Kinross-only guidance of $450 million.

- Construction at the Kupol and Paracatu projects is on schedule to commence production in mid-2008, while Buckhorn is now expected to come into production in the second half of 2008. The Company remains on track to meet its previously announced production guidance of 2.1 to 2.2 million ounces in 2008 and 2.6 to 2.7 million ounces in 2009.

(1) Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

CEO commentary

Tye Burt, Kinross President and CEO, made the following comments in relation to the second quarter 2007 results:

"We are pleased to record another excellent quarter, consistent with our previous guidance for 2007. We continue to get strong production from our operations, and with the Bema acquisition complete, we are firing on all cylinders and striving to maximize production and margins in a strong gold market.

"Like all producers we face pressures from the rising cost of energy, labour, freight and transportation, equipment and consumables, plus in some cases unfavourable exchange rates. However, we continue to focus strongly on cost control as a core part of the Kinross culture.

"Kinross continues to have one of the best growth profiles in the gold industry with three major projects in development, which will increase our production by 60 per cent over the next two years, while reducing costs.

"We have made excellent progress on our Paracatu, Kupol and Buckhorn construction projects. Paracatu and Kupol are expected to begin production mid-2008 as planned enabling Kinross to boost production to between 2.1 to 2.2 million ounces next year. Buckhorn production is expected to be delayed until the second half of next year as we work through issues related to permit appeals.

"With a great portfolio of existing mines, one of the best short-term growth profiles of any major producer, and a growing reserve base with excellent prospects for future development, Kinross continues to occupy a unique position in the sweet spot of today's gold industry."

/T/

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,

(dollars in millions, except per
share and per ounce amounts)	2007	2006	2007	2006

Gold equivalent ounces
- produced (a)	439,783	385,514	829,177	747,909
Gold equivalent ounces - sold (a)	438,549	403,507	816,716	775,325

Metal sales	$290.1	$252.3	$535.8	$450.6
Cost of sales (excludes accretion
and reclamation expense,
depreciation, depletion and
amortization)	$152.5	$125.4	$276.6	$246.9
Accretion and reclamation expense	$3.0	$2.9	$6.0	$5.9
Depreciation, depletion and
amortization	$36.4	$27.0	$66.7	$56.2

Operating earnings	$64.3	$73.1	$129.9	$95.5
Net earnings	$53.0	$65.6	$121.5	$74.5
Basic earnings per common share	$0.09	$0.19	$0.24	$0.22
Diluted earnings per common share	$0.09	$0.19	$0.23	$0.21
Cash flow from operating activities	$94.5	$94.9	$184.7	$115.0
Average realized gold price	$662	$625	$656	$581
Cost of sales per equivalent
ounce sold (b)	$348	$311	$339	$318

(a)	Gold equivalent ounces include silver ounces converted to gold based on the ratio of the average spot market prices for the commodities for each year. This ratio for the second quarter of 2007 was 50.03:1, compared with 51.26:1 for the second quarter of 2006.
(b)	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

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Revenue from metal sales increased 15% in the second quarter of 2007 over the second quarter of 2006 from $252.3 million to $290.1 million, primarily as a result of the 6% increase in the realized gold price and a 9% increase in the number of ounces sold. The average realized gold price in the second quarter of 2007 was $662 per ounce, compared with $625 per ounce in the second quarter of 2006. The average spot price in the second quarter of 2007 was $667 per ounce, compared with $628 per ounce in the corresponding period in 2006.

In the second quarter of 2007, Kinross produced 439,783 gold equivalent ounces, which was on target and 14% higher than the comparable quarter in 2006. This includes 49,875 ounces of gold equivalent production from the acquired Bema properties. The increase year-over-year can be further attributed to increased production from La Coipa, Maricunga, and Musselwhite, which partially offset decreases in production at Fort Knox, Round Mountain, Paracatu and Crixas and no contribution in 2007 from the Kubaka and Kettle River operations as they were shut down as planned in 2006. Kinross is on track to meet its full-year production guidance of approximately 1.65 million ounces.

Cost of sales was $348 per gold equivalent ounce for the second quarter of 2007, which represents an increase of 12% compared to the corresponding period in 2006, and the Company remains on target to meet previously announced full-year cost of sales guidance of $330 - $340 per ounce. Cost of sales in the second quarter of 2007 includes an increase of approximately $16 per ounce resulting from purchase accounting related to the Bema transaction, whereby the bullion inventory of Julietta and the portion of Maricunga acquired was increased to reflect fair value. The adjusted cost of sales of $332 for comparative purposes is 7% higher than the second quarter of 2006 primarily due to the addition of the Bema assets, an increase in various underlying costs, and a change in the mix of production within our portfolio.

Net earnings of $53.0 million in the second quarter of 2007 include $16.7 million from gains on non-hedge derivatives, $11.0 million from losses on foreign currency translation, and $4.9 million of expense, net of tax, relating to the impact of fair value accounting on the acquired bullion inventory of the Bema properties. These items had no net impact on earnings per share. Net earnings were 19% lower than in the second quarter of 2006 as the increased margin was more than offset by higher depreciation, exploration, general and administrative and non-operating costs, and a higher tax provision. In May, the Kupol gold and silver put and call contracts acquired in the Bema transaction were converted to forward contracts. As of the end of May, all derivative instruments qualified for hedge accounting except for the silver and gold options relating to the Julietta and Maricunga operations, a silver lease rate swap and a U.S. dollar interest rate collar, all of which were acquired through the Bema transaction. During the quarter, derivative instruments generated net gains of $16.7 million, which were included in earnings, and $14.5 million of gains were included in other comprehensive income.

General and administrative expenses were $16.5 million in the second quarter of 2007, compared to $14.7 million in the second quarter of 2006. The increase is primarily related to higher personnel costs, costs related to the Bema acquisition and the strengthening of the Canadian dollar relative to the U.S. dollar.

Cash flow from operating activities for the second quarter of 2007 was $94.5 million, compared with $94.9 million for the second quarter of 2006. Increased margin on sales was offset by higher exploration, general and administrative and other operating expenses and an increase in net operating assets resulting in the slight decrease in cash flow from operating activities in the second quarter of 2007. Net working capital increased to $232.5 million at June 30, 2007 compared with $85.3 million at December 31, 2006.

Forward Sales Contracts

Under the terms of the Kupol project loan facilities arranged by Bema prior to the acquisition, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. Also acquired as part of the acquisition of Bema in February 2007, were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta. After accounting for the 25% of the Kupol project owned by a partner, Kinross has an economic interest in gold forward sales contracts and call options equivalent to approximately 2% of total gold reserves. The Company converted its gold and silver put and call contracts relating to the Kupol project to forward sales contracts during the quarter. At June 30, 2007, the following gold and silver derivative contracts were outstanding:

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	YEAR OF SETTLEMENT
						Kupol	Julietta &
(ounces in thousands)	2007	2008	2009	2010-2012	Total	Project	Maricunga

Gold

Forward contracts (ounces)	21.5	45.0	218.6	612.8	897.9	831.1	66.8

Average price per ounce	$433	$511	$641	$635	$626

Call options sold (ounces)	29.5	36.5			66.0		66.0

Average price per ounce	$462	$468			$465

Put options purchased (ounces)	34.0	38.5			72.5		72.5

Average price per ounce	$405	$405			$405

Silver

Forward contracts (ounces)	50.0	-	3,600	7,200	10,850	10,800	50.0

Average price per ounce	$8.01	$-	$10.71	$10.71	$10.70

/T/

For the three and six months ended June 30, 2007, Kinross had net gains on non-hedge gold and silver derivative contracts of $16.7 million and $43.6 million, respectively.

/T/

Operations review and update

Three months ended June 30, 2007

	Gold equivalent ounces						Cost of
	Produced		Sold		Cost of sales		sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006

Fort Knox	93,930	99,437	96,456	110,308	$30.9	$29.5	$320	$267
Round Mountain	82,353	88,469	81,069	86,555	23.7	23.4	292	270
Porcupine JV	39,522	39,713	41,483	43,299	18.4	15.9	444	367
Paracatu	41,183	44,465	38,426	43,620	14.1	14.6	367	335
La Coipa	62,220	32,519	57,841	33,366	15.1	10.8	261	324
Crixas	23,884	24,424	24,184	25,779	6.2	5.2	256	202
Musselwhite	18,201	17,631	16,945	18,801	8.3	7.8	490	415
Kettle River	-	-	-	2,977	-	0.8	-	269
Maricunga (a)	57,230	26,711	62,120	26,925	25.7	10.2	414	379
Julietta (b)	21,260	-	20,025	-	10.1	-	504	-
Other operations (c)	-	12,145	-	11,877	-	7.2	-	606

Total	439,783	385,514	438,549	403,507	$152.5	$125.4	$348	$311

Six months ended June 30, 2007

	Gold equivalent ounces						Cost of
	Produced		Sold		Cost of sales		sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006

Fort Knox	176,644	179,114	169,221	177,916	$54.7	$51.0	$323	$287
Round Mountain	166,633	173,560	164,789	180,622	47.9	51.0	291	282
Porcupine JV	75,322	69,845	75,011	75,452	32.5	30.0	433	398
Paracatu	81,915	87,365	82,410	89,747	30.1	29.7	365	331
La Coipa	118,515	71,146	105,867	73,432	24.8	22.1	234	301
Crixas	47,624	48,545	51,687	49,717	12.4	9.7	240	195
Musselwhite	35,231	33,799	33,505	35,661	16.1	15.0	481	421
Kettle River	-	-	-	3,043	-	0.8	-	263
Maricunga (a)	98,270	58,925	100,115	58,873	41.1	20.9	411	355
Julietta (b)	29,023	-	34,111	-	17.0	-	498	-
Other operations (c)	-	25,610	-	30,862	-	16.7	-	541

Total	829,177	747,909	816,716	775,325	$276.6	$246.9	$339	$318

(a)	Production from the Maricunga mine (formerly known as Refugio) is 100% for March 2007 and beyond. Prior to that Kinross owned 50% of the operation.
(b)	Production from the Julietta mine is for March 2007 and beyond.
(c)	Other operations include ounces produced and sold from Kubaka, Lupin and New Britannia.

/T/

At the Paracatu mine in Brazil, gold equivalent production in the second quarter of 2007 was 7% lower when compared with the second quarter of 2006. The decrease year-over-year is primarily due to lower grades and recovery, partially offset by increased throughput as a decision was made to mine and mill softer ore. Revenue decreased 5% to $25.7 million in the second quarter of 2007 from $27.0 million in the second quarter of 2006 due to a 12% decrease in ounces sold. Cost of sales increased slightly in the second quarter of 2007 over the same quarter of 2006 primarily due to increased consumable costs and the 9% appreciation of the Brazilian real against the U.S. dollar.

At Round Mountain in Nevada, U.S.A., gold production declined 7% in the second quarter of 2007 relative to the second quarter of 2006 due to fewer tonnes placed on the leach pads and a slightly lower grade mined, partially offset by an increase in tonnes milled. Revenue decreased 3% to $53.4 million in the second quarter of 2007 from $55.3 million in the same period in 2006 as a result of 6% fewer ounces sold. Cost of sales was essentially unchanged on a year-over-year basis.

Gold production at the Fort Knox mine in Alaska, U.S.A., decreased 6% in the second quarter of 2007 as compared with the second quarter of 2006 due to fewer tonnes being processed and lower grades, partially offset by slightly higher recoveries. Revenue decreased 8% to $63.7 million from $69.2 million year-over-year primarily due to a 13% decrease in ounces sold compared to the second quarter of 2006. Cost of sales increased 5% mainly due to increases in royalties, energy costs and consumable prices. The Company is currently working on advancing two projects at Fort Knox, the Phase 7 pit expansion and the heap leach project. It is expected that feasibilities will be completed on both of these projects by the end of 2007. Meanwhile, the mine has secured all necessary state permits and is awaiting the federal permit for the heap leach project.

At the Porcupine Joint Venture in Ontario, Canada, production was essentially the same year-over-year. Revenue increased to $27.6 million in the second quarter of 2007 from $26.8 million in the second quarter of 2006 primarily as a result of higher gold prices, despite the slight decrease in ounces sold. Cost of sales increased 16% in the second quarter due to higher energy and commodity costs and the 2% appreciation of the Canadian dollar against the U.S. dollar.

At the La Coipa joint venture in Chile, gold equivalent production was significantly higher as a result of a 335% increase in the silver grade, primarily from the Puren pit. The higher grades were partially offset by lower throughput as a decision was made to increase the retention time of Puren ore in the leach circuit to maximize recovery. Revenue increased 82% to $38.4 million in the second quarter of 2007 from $21.1 million in the second quarter of 2006 due to a 73% increase in gold equivalent ounces sold and higher gold and silver prices. Cost of sales increased 40% in the second quarter of 2007 versus the comparable period in 2006 due to higher mining costs through the use of a third party contractor and ongoing stabilization on the Coipa Norte pit from a slide which occurred in 2005.

At the Crixas joint venture mine in Brazil, gold production declined slightly in the second quarter of 2007 versus the same period in 2006 as increased mill throughput was more than offset by slightly lower grades and recovery rates. Revenue of $16.1 million in the second quarter of 2007 was unchanged from the second quarter of 2006. Cost of sales increased 19% as a result of higher consumable costs and the 9% appreciation of the Brazilian real against the U.S. dollar.

The Maricunga mine (formerly known as Refugio) in Chile is now 100% owned by Kinross following the completion of the Bema acquisition. As such, second quarter results for the Maricunga mine reflect Kinross' 100% ownership in 2007 and 50% ownership in 2006. In the second quarter of 2007, gold production increased 7% based on comparable data. Cost of sales was essentially flat year-over-year due to reduced equipment costs. Revenue of $40.9 million was significantly higher than the second quarter of 2006 as the number of ounces sold reflects the increased ownership in 2007. It is expected that production for the second half of 2007 will be lower than expected due to extreme winter weather resulting in several operational shutdowns in the second quarter.

Gold production at the Musselwhite joint venture in Ontario, Canada was 3% higher in the second quarter of 2007 versus the comparable period in 2006 as a result of an increase in tonnes processed despite a 6% decrease in grade. Revenue decreased by 4% to $11.3 million from $11.8 million in the second quarter of 2006, primarily due to a 10% decrease in ounces sold. Cost of sales increased by 6% due to increased underground development costs and higher mobile equipment costs and the 2% appreciation of the Canadian dollar relative to the U.S. dollar.

The Julietta mine, in the Magadan region of Russia, was acquired as part of the Bema acquisition. Therefore, second quarter 2006 results are not available for comparison. Gold equivalent production was 21,260 ounces and 20,025 gold equivalent ounces were sold. Revenue in the second quarter of 2007 was $13.0 million.

Project updates

The forward looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this release.

Paracatu expansion

The expansion project is on schedule for start-up in mid-2008 with physical construction being approximately 41% complete. Capital committed or spent to date is approximately 73% of budget. Mill foundations have been completed, steelwork construction for the crusher and grinding buildings is in progress and large sections of the SAG mill began arriving in late June.

Rio Paracatu Mineracao received approval from the Minister of Mines and Energy in Brazil to access power from the national grid. Construction of a 230 kV power line will commence upon receipt of environmental approvals, expected in the third quarter.

Due to the impact of the appreciation of the Brazilian real, actual costs through June 30, 2007 have exceeded budget by approximately $6 million. At current exchange rates, costs are expected to increase further by approximately $40 million through project completion. This estimate is net of currency hedges covering approximately 31% of remaining forecast real denominated project costs at an average exchange rate of 2.23.

Kupol project

The Kupol project is progressing well and physical construction is approximately 67% complete. Capital committed or spent to date is approximately 76% of budget. Underground development is moving ahead as planned and open pit development is progressing well. The project is on track to begin operations in mid-2008.

Kinross has completed a review of forecasted capital and operating costs for the Kupol project since it was acquired through the Bema transaction. As a result, it is expected that total project funding requirements will be approximately $705 million, as compared with the estimate disclosed by Bema in November 2006 of $599 million.

Operating costs would be approximately $205 per gold equivalent ounce, as compared to $133 per gold equivalent ounce in the 2005 feasibility study on a co-product accounting basis using a gold price of $400 per ounce and a silver price of $6.00 per ounce. Using a $525 per ounce gold price and a $9.00 per ounce silver price, increased royalties and production taxes and the impact of lower average grade would raise the cost to approximately $225 per gold equivalent ounce.

The increases are largely the result of higher consumables, freight and labour costs. The following table details the increases in capital and operating costs at Kupol, based on major cost centers:

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	Capital costs	Operating costs
	($705 mm)	($225/oz case)
	% of increase	% of increase

Consumables	30%	32%
Freight & transportation	21%	18%
Labour	17%	29%
Finance costs & other fees	16%	-
Equipment	10%	-
Other	6%	-
Gold price impact on grade & taxes	-	21%

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By way of update on the reclassification and long-term lease administrative process for the Kupol project lands ("Kupol Lands"), the Russian Federation Government has issued a written decree to reclassify the lands from forestry to industrial use. The Federal Cadastral Agency has now amended the cadastral plans with regard to the Kupol Lands and filed the required notification with the Federal Registration Service ("FRS"). The FRS is responsible for formally registering the reclassified lands in the appropriate real estate register, legally effecting the reclassification.

To complete the registration and secure a long term lease of the surface rights for the Kupol Lands, the Federal Agency for the Management of Federal Property ("Rosimushestvo"), through the appropriate territorial office, will become the registered owner of the reclassified Kupol Lands and the contracting party to the long-term lease. Pursuant to recent discussions with Rosimushestvo, the Company understands that the matter of the long-term lease is being reviewed and that Rosimushestvo plans to establish a new and more proximate Chukotsky Autonomous District office to administer federal industrial lands located in the district.

Kettle River - Buckhorn project

Buckhorn site physical construction is approximately 52% complete and 53% of capital has been committed or spent to date. Work has begun on upgrading the Kettle River mill and process plant. The upper and lower portals have been advanced to 100 feet. Approximately 80% of the site earthworks have been completed and power line construction is at 25%. Haul road construction has been initiated on private and state lands, which account for a quarter of the 8.5 mile road.

Construction and operation of the project requires various permits and authorizations from federal and state agencies and local governments. Kinross has received several of these permits and authorizations, but others have not yet been issued. A third-party has appealed some of the State permits and Federal authorizations. The same third-party moved for a preliminary injunction in the Oregon Federal District Court in late June 2007 seeking to prevent operations on national forest land adjacent to the mine site contemplated under federal authorizations. The case has since been transferred to the Federal District Court in Eastern Washington. A decision regarding the preliminary injunction motion is expected in the second half of 2007. Although it would be premature to predict the outcome, the Company believes that the appeals are defensible and will vigorously oppose them. It is anticipated that these appeals may delay the start-up of the project until the second half of 2008.

2007 Outlook

The forward looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this release.

As previously disclosed, 2007 production is expected to be approximately 1.65 million gold equivalent ounces at a cost of sales per ounce of $330 to $340. Looking beyond 2007, Kinross' gold equivalent production is expected to grow to between 2.1 and 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009 as new projects come on stream.

Capital expenditures in 2007, including Kupol, are expected to be approximately $660 million as compared with the previously announced Kinross-only guidance of $450 million. Of the $660 million, $200 million relates to the Kupol project, $275 million relates to the Paracatu expansion, $50 million to the Kettle River - Buckhorn project and the remaining to sustaining capital.

General and administrative expense is now expected to be approximately $60 million, slightly higher than the previously announced guidance of $56 million, largely due to increased personnel costs and the appreciation of the Canadian dollar. Exploration and business development is expected to be $55 million and reclamation spending is expected to be approximately $29 million.

It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

Exploration and business development

Exploration and business development expense for the second quarter 2007 was $12.3 million, compared with $9.4 million for the comparable period in 2006, an increase of 31%.

During the second quarter, 92,323 metres of drilling was completed at our operating sites and various exploration targets. A total of 4,480 meters was completed on the proposed Phase 7 pit expansion at Fort Knox. Drilling will continue through 2007 in an effort to define the limits of the western margin of the deposit. Drilling was completed on the underground target at Round Mountain in the second quarter and results will be compiled and evaluated before making any decision regarding the future of the project. We expect to incorporate the results into our plans for 2008. The Company is also looking at other targets in the Nevada region which may be integrated into the Round Mountain operation. A severe winter storm temporarily halted exploration programs at Maricunga and Cerro Casale in Chile. At Kupol, exploration drilling commenced on the regional program early in Q3 2007 and a program to test certain near-mine targets is scheduled to commence in August of this year. At Julietta, 4,874 meters of drilling aimed at replacing reserves have been completed in the second quarter and results are in-line with expectations.

At the PJV, 5 drills continued the program on the Hollinger pit drilling a total of 35,244 meters and 2 drills have been active on the Broulan pit project drilling 8,413 meters in the second quarter. At La Coipa, 9,469 meters of drilling were completed on the Ladera Farellon, Coipa Norte and Breccia Norte targets.

The Company is also advancing exploration projects in Brazil including Gurupi and Monte do Carmo. At the former, exploration drilling continued northeast and southwest of the nearby Cipoeiro deposit providing solid drill results on the 100,000 hectares property At the latter, Kinross has agreed to expand the area under option by an additional 47,000 hectares and extend the option period from 3 to 5 years with its partner, Verena Minerals Corporation ("Verena"). Drilling in the quarter at the Monte do Carmo target has returned gold intercepts of up to 31.15 metres of 2.75 grams per tonne (g/t) and 11.42 metres of 5.82 g/t. For more information and highlights of the drilling campaign at Monte do Carmo, see the June 5, 2007 press release issued by Verena which can be found on their website at www.verena.com.

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Financial Overview

Other income (expense) - net
(in US$ millions)	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Interest and other income	$4.2	$1.6	$7.6	$3.3
Interest expense	(2.6)	(2.2)	(3.2)	(4.7)
Foreign exchange losses	(11.0)	(1.2)	(18.1)	(10.6)
Non-hedge derivative gains	16.7	2.5	43.6	-

Other income (expense) - net	$7.3	$0.7	$29.9	$(12.0)

/T/

Interest expense

The increase in interest expense in the second quarter of 2007 compared with the same period in 2006 is the result of interest on debt acquired on the acquisition of Bema not being capitalized to the Kupol development project. During the quarter, $8.0 million was capitalized to development projects at Fort Knox, Paracatu, Kupol and Round Mountain . Total long-term debt at June 30, 2007, was $460.1 million compared to $89.9 million at December 31, 2007.

Foreign exchange

The Company recorded a foreign exchange loss of $11.0 million in the second quarter of 2007, compared with a loss of $1.2 million for the comparable period in 2006. The loss on foreign exchange in the second quarter of 2007 was largely due to the impact of strengthening currencies, most significantly the 9% appreciation of the Brazilian real, on net monetary liabilities at the Company's non-U.S. operations.

Income and mining taxes

During the first six months of 2007, the Company recorded a provision for income and mining taxes of $36.3 million on earnings before tax of $159.8 million. During the corresponding period in 2006, the Company recorded a provision for income and mining taxes of $8.7 million on earnings before tax of $83.5 million.

Liquidity and capital resources

The following table summarizes Kinross' cash flow activity for the three and six months ended June 30, 2006 and 2007:

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Cash flow summary
(in US$ millions)	Three months ended		Six months ended
	June 30,		June 30,

	2007	2006	2007	2006
Cash flow:
Provided from operating activities	$94.5	$94.9	$184.7	$115.0
Used in investing activities	(155.4)	(39.5)	(208.1)	(74.6)
Provided from financing activities	82.2	8.8	111.8	9.0
Effect of exchange rate changes on cash	1.5	0.7	1.9	2.0

Increase in cash and cash equivalents	22.8	64.9	90.3	51.4
Cash and cash equivalents:
Beginning of period	221.6	84.1	154.1	97.6

End of period	$244.4	$149.0	$244.4	$149.0

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Operating Activities

Cash flow provided by operating activities was $94.5 million in the second quarter of 2007, compared with $94.9 million in the comparable quarter of 2006. The difference is due to decreased earnings offset by changes in working capital requirements.

Investing Activities

Net cash used in investing activities during the quarter was $155.4 million, versus $39.5 million in the comparable period in 2006. This included additions to property, plant and equipment of $161.3 million during the quarter, compared with $41.8 million for the comparable quarter in 2006. The following table provides a breakdown of capital expenditures:

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Capital expenditures
(in US$ millions)	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Fort Knox	$7.8	$12.6	$16.3	$21.5
Round Mountain	12.4	5.5	21.9	8.4
Porcupine Joint Venture	4.9	5.7	10.0	10.4
Paracatu	62.4	9.2	82.5	17.6
La Coipa	0.9	2.9	1.5	5.9
Crixas	3.4	2.3	5.3	4.0
Musselwhite	1.9	1.2	4.2	2.3
Maricunga	1.1	0.7	3.3	3.0
Kettle River	11.2	1.3	19.6	1.9
Julietta	1.0	-	1.3	-
Kupol	52.7	-	62.6	-
Other operations	0.2	-	0.5	-
Corporate and other	1.4	0.4	2.0	1.5

Total capital expenditures	$161.3	$41.8	$231.0	$76.5

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Capital expenditures

Capital expenditures in the second quarter included costs related to the Paracatu expansion project, the Kupol project since its acquisition on February 27, 2007, Kettle River - Buckhorn project development and pit development at Fort Knox and Round Mountain.

Financing Activities

Net cash of $82.2 million was provided by financing activities in the second quarter of 2007, versus $8.8 million in the second quarter of 2006, primarily from draw downs on the Kupol and Paracatu project loans. During the quarter, cash payments totaling $9.8 million were made to settle derivative positions acquired through the Bema transaction. Cash provided by the issuance of debt was $98.0 million in the second quarter of 2007 along with a repayment of $14.3 million of debt.

By April 3, 2007, all of EastWest Gold's (formerly Bema) $70 million 3.25% convertible debentures outstanding were converted into 6.7 million Kinross common shares.

Balance sheet

Cash during the first half of 2007 increased by $90.3 million to $244.4 million, with cash flow from operating and financing activities offsetting cash used in investing activities, primarily on the Company's projects. The Company's net working capital increased $147.2 million to $232.5 million in the first six months of 2007 primarily as a result of the working capital acquired in the Bema transaction and an incremental increase in the cash balances.

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(in US$ millions)	As at:
	June 30,	December 31,
	2007	2006

Cash and cash equivalents	$244.4	$154.1
Current assets	$464.3	$293.0
Total assets	$6,031.0	$2,053.5
Current liabilities	$231.8	$207.7
Total debt (includes current portion) (a)	$460.1	$89.9
Total liabilities (b)	$1,439.1	$585.5
Shareholders' equity	$4,591.9	$1,468.0
Statistics
Working capital	$232.5	$85.3
Working capital ratio (c)	2.00x	1.41x

(a)	Includes long-term debt plus the current portion thereof.
(b)	Includes preferred shares and non-controlling interest.
(c)	Current assets divided by current liabilities

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Conference call details

Kinross will host a conference call to discuss the second quarter 2007 results on Wednesday, August 1, 2007 at 11:30 a.m. EDT. Details to access the call are as follows:

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To access the call, please dial:
Toronto and internationally - 416-644-3428
Toll free in North America - 1-800-594-3615

Replay: (available Aug 1 - 15, 2007)
Toronto and internationally - 416-640-1917 Passcode - 21242080#
Toll free in North America - 1-877-289-8525 Passcode - 21242080#

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You may also access the conference call on a listen-only basis through via webcast at our website www.kinross.com.

The conference call and webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and by reserves, the fifth largest in the world. With nine mines in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people. Kinross recently closed the acquisition of Bema on February 27, 2007.

Kinross was the top performing senior gold equity for 2006 and maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations Contacts:
Kinross Gold Corporation
Tracey Thom, Director, Investor Relations
& Corporate Communications
(416) 365-1362
Email: tracey.thom@kinross.com

OR

Kinross Gold Corporation
Erwyn Naidoo
Director, Investor Relations
(416) 365-2744
Email: erwyn.naidoo@kinross.com

OR

Media Contact:
Kinross Gold Corporation
Steve Mitchell
Director, Corporate Communications
(416) 365-2726
Email: steve.mitchell@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management's discussion and analysis as well as:
(1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) that a long-term lease replacing the short term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Bema acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in the "Risk Factors" section hereof. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company's material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

Key sensitivities

Approximately 55%-60% of our costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.

/T/

Consolidated balance sheets
(expressed in millions of United States dollars, except per share and share amounts)

	As at
	June 30,	December 31,
	2007	2006
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$244.4	$154.1
Restricted cash	1.4	1.3
Accounts receivable and other assets	82.0	38.1
Inventories	136.5	99.5
	464.3	293.0
Property, plant and equipment	3,233.2	1,331.0
Goodwill	1,990.8	293.4
Long-term investments	141.8	25.8
Unrealized fair value of derivative assets	19.0	-
Future income and mining taxes	36.8	29.4
Deferred charges and other long-term assets	145.1	80.9
	$6,031.0	$2,053.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$194.5	$161.0
Current portion of long-term debt	14.2	17.9
Current portion of reclamation and remediation obligations	23.1	28.8
	231.8	207.7
Long-term debt	445.9	72.0
Reclamation and remediation obligations	139.5	139.6
Unrealized fair value of derivative liabilities	149.1	-
Future income and mining taxes	427.4	143.8
Other long-term liabilities	13.2	7.5
	1,406.9	570.6
Non-controlling interest	17.0	-

Convertible preferred shares of subsidiary company	15.2	14.9

Common shareholders' equity
Common share capital and common share purchase warrants	4,923.9	2,001.7
Contributed surplus	75.3	54.6
Accumulated deficit	(465.6)	(587.1)
Accumulated other comprehensive income	58.3	(1.2)
	4,591.9	1,468.0
Commitments and contingencies
	$6,031.0	$2,053.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	591,621,156	362,704,112

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Revenue
Metal sales	$290.1	$252.3	$535.8	$450.6

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	152.5	125.4	276.6	246.9
Accretion and reclamation expense	3.0	2.9	6.0	5.9
Depreciation, depletion and amortization	36.4	27.0	66.7	56.2
	98.2	97.0	186.5	141.6
Other operating costs	5.2	2.7	11.9	7.3
Exploration and business development	12.3	9.4	20.2	16.9
General and administrative	16.5	14.7	31.2	24.8
Gain on disposal of assets and investments - net	(0.1)	(2.9)	(6.7)	(2.9)

Operating earnings	64.3	73.1	129.9	95.5

Other income (expense) - net	7.3	0.7	29.9	(12.0)

Earnings before taxes and other items	71.6	73.8	159.8	83.5

Income and mining taxes expense - net	(17.1)	(8.1)	(36.3)	(8.7)
Equity in losses of associated companies	(1.3)	-	(1.8)	-
Non-controlling interest	-	0.1	0.2	0.1
Dividends on convertible preferred shares of subsidiary	(0.2)	(0.2)	(0.4)	(0.4)

Net earnings	53.0	65.6	121.5	74.5

Earnings per share
Basic	$0.09	$0.19	$0.24	$0.22
Diluted	$0.09	$0.19	$0.23	$0.21

Weighted average number of common shares outstanding (millions)
Basic	591.3	347.2	516.5	346.5
Diluted	602.9	348.5	527.8	347.4

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$53.0	$65.6	$121.5	$74.5

Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and
amortization	36.4	27.0	66.7	56.2
Accretion and reclamation expenses	3.0	2.9	6.0	5.9
Gain on disposal of assets and
investments - net	(0.1)	(2.9)	(6.7)	(2.9)
Equity in losses of associated
companies	1.3	-	1.8	-
Unrealized non-hedge derivative
gains - net	(16.7)	-	(43.6)	-
Future income and mining taxes	10.6	1.8	18.7	(1.9)
Non-controlling interest	-	(0.1)	(0.2)	(0.1)
Stock-based compensation expense	3.8	3.2	7.1	4.6
Unrealized foreign exchange
losses and other	7.6	(3.5)	12.0	1.0
Changes in operating assets and
liabilities:
Accounts receivable and other
assets	(13.3)	1.2	(7.1)	(8.1)
Inventories	8.3	10.0	5.6	1.7
Accounts payable and other
liabilities	0.6	(10.3)	2.9	(15.9)

Cash flow provided from operating
activities	94.5	94.9	184.7	115.0

Investing:
Additions to property, plant and
equipment	(161.3)	(41.8)	(231.0)	(76.5)
Business acquisitions, net of
cash acquired	-	-	2.3	-
Proceeds from the sale of long-term investments and other assets	17.0	1.3	16.7	0.4
Proceeds from the sale of property,
plant and equipment	0.1	1.0	0.3	1.5
Restricted cash	4.9	-	4.9	-
Other	(16.1)	-	(1.3)	-

Cash flow used in investing
activities	(155.4)	(39.5)	(208.1)	(74.6)

Financing:
Issuance of common shares	8.3	4.3	32.4	5.0
Proceeds from issuance of debt	98.0	9.2	113.0	14.0
Repayment of debt	(14.3)	(4.7)	(18.1)	(10.0)
Settlement of derivative instruments acquired in Bema acquisition	(9.8)	-	(15.5)	-

Cash flow provided from financing
activities	82.2	8.8	111.8	9.0

Effect of exchange rate changes on
cash	1.5	0.7	1.9	2.0

Increase in cash and cash equivalents	22.8	64.9	90.3	51.4
Cash and cash equivalents,
beginning of period	221.6	84.1	154.1	97.6

Cash and cash equivalents,
end of period	$244.4	$149.0	$244.4	$149.0

2007 YTD Operating Summary

				Ore			Gold
Region	Mine	Period	Ownership	processed	Grade	Recovery	equiv.
				(1)		(2)	production
			(%)	(000 tonnes)	(g/t)	(%)	(ounces)
North
America	Fort	Q2	100	3,323	1.01	87%	93,930
	Knox	Q1		2,981	0.98	88%	82,714

	Round	Q2	50	8,950	0.50	nm	82,353
	Mountain	Q1		9,557	0.51	nm	84,280

	Porcupine	Q2	49	959	2.73	96%	39,522
	JV	Q1		963	2.49	93%	35,800

	Musselwhite	Q2	32	341	5.47	95%	18,201
		Q1		333	5.19	96%	17,030
South
America	Paracatu	Q2	100	4,550	0.38	74%	41,183
		Q1		4,633	0.35	77%	40,732

	La Coipa (3)	Q2	50	805	1.35	71%	62,220
		Q1		783	0.79	60%	56,295

	Crixas	Q2	50	206	7.60	95%	23,884
		Q1		202	7.69	95%	23,740

	Maricunga (4)	Q2	100	2,841	0.70	nm	57,230
		Q1	50/100	4,002	0.76	nm	41,040
Asia
	Julietta (5)	Q2	90	43	14.45	93%	21,260
		Q1		14	13.76	92%	7,763

 2007 YTD Operating Summary

				Gold			Capital
			Owner-	equiv.			expend-
Region	Mine	Period	ship	sold	Cost of sales		iture	DD&A
			(%)	(ounces)	($	($/	($	($
					millions)	ounce)	millions)	millions)
North
America	Fort	Q2	100	96,456	$30.9	$320	$7.8	$9.4
	Knox	Q1		72,765	$23.8	$327	$8.5	$8.0

	Round	Q2	50	81,069	$23.7	$292	$12.4	$1.6
	Mountain	Q1		83,720	$24.2	$289	$9.5	$1.7

	Porcupine	Q2	49	41,483	$18.4	$444	$4.9	$3.0
	JV	Q1		33,528	$14.1	$421	$5.1	$2.3

	Mussel-	Q2	32	16,945	$8.3	$490	$1.9	$2.6
	white	Q1		16,560	$7.8	$471	$2.3	$2.5

South
America	Paracatu	Q2	100	38,426	$14.1	$367	$62.4	$3.2
		Q1		43,984	$16.0	$364	$20.1	$3.1

	La Coipa (3)	Q2	50	57,841	$15.1	$261	$0.9	$6.1
		Q1		48,026	$9.7	$202	$0.6	$5.0

	Crixas	Q2	50	24,184	$6.2	$256	$3.4	$2.9
		Q1		27,503	$6.2	$225	$1.9	$3.0

	Maricunga (4)	Q2	100	62,120	$25.7	$414	$1.1	$3.7
		Q1	50/100	37,995	$15.4	$405	$2.2	$2.0
Asia
	Julietta (5)	Q2	90	20,025	$10.1	$504	$1.0	$3.8
		Q1		14,086	$6.9	$490	$0.3	$2.3

(1)	Ore processed is to 100%, production and costs are to Kinross' account.
(2)	Due to the nature of the heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	La Coipa silver grade and recovery were as Q1 281.7 g/t 73.7% Q2 236.9 g/t 70.7%
(4)	Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 2007 are 50% for January and February and 100% for March.
(5)	Kinross acquired the its interest in the Julietta mine on February 27, 2007. Results in Q1 2007 are for March only.

nm - not meaningful

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